Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Capital One Financial Corporation

Subject Company: North Fork Bancorporation, Inc.

Commission File Number for the Related Registration

Statement on Form S-4: File No. 333-133665

1680 Capital One Drive, McLean, VA 22102-3491

FOR IMMEDIATE RELEASE: November 28, 2006

Contacts:	Capital One		North Fork
	Mike Rowen	Julie Rakes	Daniel M. Healy
	Investors	Media	Investors
	703-720-2455	804-284-5800	631-531-2058

Preliminary Results of Election Regarding Merger Consideration Announced in Capital One’s Acquisition of North Fork

McLean, VA and Melville, NY (Nov. 28, 2006) – Capital One Financial Corporation (NYSE: COF) and North Fork Bancorporation, Inc. (NYSE: NFB) today announced the preliminary results of elections made by North Fork stockholders regarding their preferences as to the form of merger consideration they will receive in the pending acquisition of North Fork by Capital One. The election deadline for North Fork stockholders to have made merger consideration elections in connection with the proposed merger expired at 5 p.m., New York City time, on November 27, 2006.

Of the 466,336,770 shares of North Fork common stock outstanding as of November 27, 2006:
• 125,536,221 shares, or 26.9%, elected to receive cash;
• 278,987,204 shares, or 59.8%, elected to receive Capital One common stock; and
• 61,813,345 shares, or 13.3%, did not make a valid election.

The elections with respect to approximately 19,358,544 of the foregoing shares electing to receive cash and approximately 27,367,448 of the foregoing shares electing to receive stock were made pursuant to the notice of guaranteed delivery procedure, which requires the delivery of North Fork shares to the exchange agent for the merger by 5:00 p.m., New York City time, on November 30, 2006. If the exchange agent does not receive the required share certificates or book-entry transfer of shares by this guaranteed delivery deadline, the North Fork shares subject to such election will be treated as shares that did not make a valid election.

After the final results of the election process are determined, the actual merger consideration, and the allocation of the merger consideration, will be computed using the formula in the merger agreement and will be based on, among other things, the actual number of shares of North Fork common stock outstanding immediately prior to the closing date, the final results of the election process and the value of Capital One common stock for the five trading days immediately preceding

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Preliminary Election Results in Capital One’s acquisition of North Fork the date of the effective time of the merger. The aggregate amount of cash that will be paid in the merger is fixed at $5.2 billion. A press release announcing the final merger consideration will be issued after the final merger consideration is determined.

A more complete description of the merger consideration and the proration procedures applicable to elections is contained in the joint proxy statement/prospectus dated July 11, 2006, mailed to North Fork stockholders of record on or about July 14, 2006. North Fork stockholders are urged to read the joint proxy statement/prospectus carefully and in its entirety. Copies of the joint proxy statement/prospectus may be obtained for free by following the instructions below under “Additional Information About the Capital One – North Fork Transaction.”

Capital One and North Fork expect to complete the merger on December 1, 2006. The proposed merger remains subject to the satisfaction of certain conditions contained in the merger agreement.
About Capital One

Headquartered in McLean, Virginia, Capital One Financial Corporation (www.capitalone.com) is a financial holding company, with more than 342 locations in Texas and Louisiana. Its principal subsidiaries, Capital One Bank, Capital One, F.S.B., Capital One Auto Finance, Inc., and Capital One, N.A., offer a broad spectrum of financial products and services to consumers, small businesses and commercial clients. Capital One’s subsidiaries collectively had $47.6 billion in deposits and $112.2 billion in managed loans outstanding as of September 30, 2006. Capital One, a Fortune 500 company, trades on the New York Stock Exchange under the symbol “COF” and is included in the S&P 500 index.

About North Fork

North Fork Bancorporation, Inc. is a regional bank holding company headquartered in New York with approximately $59 billion in assets conducting commercial and retail banking from more than 351 branch locations in the Tri-State area, with a complementary national mortgage banking business.

Additional Information About the Capital One – North Fork Transaction
North Fork stockholders are urged to read the joint proxy statement/prospectus regarding the proposed merger of Capital One and North Fork, which was first mailed to North Fork stockholders on or about July 14, 2006, because it contains important information. They may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Capital One and North Fork with the Securities and Exchange Commission (SEC) at the SEC’s Web site at www.sec.gov. The joint proxy statement/prospectus and the other documents also may be obtained for free by accessing Capital One’s Web site at http://www.capitalone.com under the tab “Investors” and then under the heading “SEC & Regulatory Filings” or by accessing North Fork’s Web site at www.northforkbank.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Preliminary Election Results in Capital One’s acquisition of North Fork

Forward-looking Statements

Statements in this news release that are not historical facts should be considered forward-looking statements with respect to Capital One or North Fork. Forward-looking statements of this type speak only as of the date of this report. By nature, forward-looking statements involve inherent risk and uncertainties. Various factors, including, but not limited to, unforeseen local, regional, national or global events, economic conditions, asset quality, interest rates, loan demand, changes in business or consumer spending, borrowing or savings habits, deposit growth, adequacy of the reserve for loan losses, competition, stock price volatility, government monetary policy, anticipated expense levels, changes in laws and regulations, the level of success of the company’s asset/liability management strategies as well as its marketing, product development, sales and other strategies, the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board and other accounting standard setters, the costs and effects of litigation and of unexpected or adverse outcomes in such litigation, matters related to the proposed transaction between Capital One and North Fork (including, among others, risks related to integration issues and cost and revenue synergies) and changes in the assumptions used in making the forward-looking statements, could cause actual results to differ materially from those contemplated by the forward-looking statements. Capital One and North Fork undertake no obligation to update or revise forward-looking statements to reflect subsequent circumstances, events or information or for any other reason.

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